Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Merger Agreement”), dated as of April 1, 2019, is made by and between Och-Ziff Holding Corporation, a Delaware corporation (“Oz Corp”), and Och-Ziff Holding LLC, a Delaware limited liability company (“Oz Holding”). Oz Corp and Oz Holding are hereinafter sometimes collectively referred to as the “Constituent Entities.”

RECITALS

WHEREAS, Oz Corp and Oz Holding are direct, wholly owned subsidiaries of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (“Parent”);

WHEREAS, on December 5, 2018, Parent and certain of its subsidiaries, including the Constituent Entities, and Daniel Och entered into a letter agreement providing for the implementation of certain transactions, as set forth in the term sheet attached thereto (the letter agreement, together with the term sheet attached thereto, each as amended, the “Letter Agreement”);

WHEREAS, the Letter Agreement provided for, among other things, the preparation and execution of further agreements (the “Implementing Agreements”) and other actions to implement the transactions contemplated by the Letter Agreement (collectively, the “Recapitalization”);

WHEREAS, in connection with the Recapitalization, this Merger Agreement is being entered into to simplify Parent’s organizational structure;

WHEREAS, Parent and the Constituent Entities intend for the Merger to qualify as a transfer described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, each of the Board of Directors of Parent and the Conflicts Committee (as defined in the Second Amended and Restated Limited Liability Company Agreement of Parent, dated as of November 13, 2007, as amended) have approved (i) the entry into this Merger Agreement by Oz Corp and Oz Holding and (ii) the terms and conditions of this Merger Agreement and the transactions contemplated hereby;

WHEREAS, pursuant to Section 18-209 of the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and the Third Amended and Restated Operating Agreement of Oz Holding, Parent, as the sole member of Oz Holding, and the Board of Managers of Oz Holding have each approved the terms and conditions of this Merger Agreement and the transactions contemplated hereby; and

WHEREAS, pursuant to Sections 251 and 264 of the General Corporation Law of the State of Delaware (the “DGCL”) and the Amended and Restated By-Laws of Oz Corp, Parent, as the sole stockholder of Oz Corp, and the Board of Directors of Oz Corp have each approved the terms and conditions of this Merger Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for the purpose of merging Oz Holding with and into Oz Corp, with Oz Corp surviving the merger (the “Merger”), and setting forth certain terms and conditions of the Merger and the mode of carrying the same into effect, Oz Corp and Oz Holding hereby agree as follows:

ARTICLE 1. THE MERGER

Section 1.1 Merger. Subject to the terms and conditions set forth herein, and in accordance with Section 18-209 of the DLLCA and Sections 251 and 264 of the DGCL, Oz Holding shall be merged with and into Oz Corp. Oz Corp shall be, and is herein referred to as, the “Surviving Entity.” The Merger shall become effective at the time and on the date of the filing of the Certificate of Merger relating to the Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

Section 1.2 Effect of Merger. At the Effective Time, Oz Holding shall be merged with and into Oz Corp and the separate existence of Oz Holding shall cease. The Merger shall have the effects set forth in Section 18-209 of the DLLCA and Section 264 of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Entity shall possess all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority and be subject to all of the debts, liabilities, obligations, restrictions, disabilities and duties of Oz Holding, all as provided under applicable law.

Section 1.3 Certificate of Incorporation and By-Laws. The Certificate of Incorporation of Oz Corp as in effect immediately prior to the Effective Time shall continue to be the Certificate of Incorporation of the Surviving Entity. The Amended and Restated By-Laws of Oz Corp as in effect immediately prior to the Effective Time shall continue to be the By-Laws of the Surviving Entity.

Section 1.4 Officers and Directors. The officers and directors of Oz Corp immediately prior to the Effective Time shall be the initial officers and directors, respectively, of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-Laws of the Surviving Entity.

Section 1.5 Tax Treatment. Each of Parent and the Constituent Entities (i) agrees to treat, for U.S. federal (and, to the extent permissible, state and local) income tax purposes, the Merger as a transfer of Parent’s interests in OZ Advisors II LP to the capital of Oz Corp pursuant to Section 351(a) of the Code, and (ii) shall not take any action, or fail to take any action, which action or failure to act would be inconsistent with such tax treatment.

ARTICLE 2. SURVIVING ENTITY INTERESTS

Section 2.1 Succession. At the Effective Time, the separate limited liability company existence of Oz Holding shall cease. At the Effective Time, (a) all the rights, privileges, powers and franchises of a public and private nature of each of the Constituent Entities, subject to all the restrictions, disabilities and duties of each of the Constituent Entities; (b) all assets and real, personal and mixed property belonging to each of the Constituent Entities; and (c) all debts due to each of the Constituent Entities on whatever account, including stock subscriptions and all other things in action, shall succeed to, be vested in and become the property of the Surviving Entity without any further act or deed as they were of the respective Constituent Entities. The title to any real estate vested by deed or otherwise and any other asset in either of such Constituent Entities shall not revert or be in any way impaired by reason of the Merger, but all rights of creditors and all liens upon any property of Oz Holding shall be preserved unimpaired. To the extent permitted by law, any claim existing or action or proceeding pending by or against either of the Constituent Entities may be prosecuted as if the Merger had not taken place. All debts, liabilities and duties of the respective Constituent Entities shall thenceforth attach to the Surviving Entity and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it. All corporate acts, plans, policies, agreements, arrangements, approvals and authorizations of Oz Holding and its members, officers and agents which were valid and effective immediately prior to the Effective Time shall be taken for all purposes as the acts, plans, policies, agreements, arrangements, approvals and authorizations of the Surviving Entity and shall be as effective and binding thereon as the same were with respect to Oz Holding.

Section 2.2 Further Assurances. From time to time, as and when required by the Surviving Entity or by its successors and assigns, there shall be executed and delivered on behalf of Oz Holding such deeds and other instruments, and there shall be taken or caused to be taken by it all such further and other action as shall be appropriate or necessary, in order to vest, perfect or confirm, of record or otherwise, in the Surviving Entity the title to and possession of all property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Oz Holding and otherwise to carry out the purposes of this Merger Agreement, and the officers of the Surviving Entity are fully authorized in the name and on behalf of Oz Holding or otherwise to take any and all such action to execute and deliver any and all such deeds and other instruments.

Section 2.3 Conversion of Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, (a) each limited liability company interest of Oz Holding issued and outstanding immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and (b) each share of common stock of Oz Corp issued and outstanding immediately prior to the Effective Time shall remain outstanding, unaffected by the Merger. No additional shares of common stock of Oz Corp shall be issued in connection with the Merger.

Section 2.4 No Appraisal Rights. In accordance with Section 18-210 of the DLLCA, no appraisal rights shall be available to holders of limited liability company interests of Oz Holding in connection with the Merger.

ARTICLE 3. AMENDMENT

Section 3.1 Amendment and Modification. This Merger Agreement may be amended or modified at any time by the parties hereto, but only pursuant to an instrument in writing signed by the parties hereto and only in accordance with applicable provisions of the laws of the State of Delaware.

ARTICLE 4. MISCELLANEOUS PROVISIONS

Section 4.1 Entire Agreement; Assignment. This Merger Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

Section 4.2 Termination. This Merger Agreement may be terminated and the Merger and other transactions herein provided for abandoned at any time prior to the Effective Time, if the Board of Directors of Oz Corp or the Board of Managers of Oz Holding determines that the consummation of the transactions provided for herein would not, for any reason, be in the best interests of the Constituent Entities and their respective equity holders.

Section 4.3 Validity. The invalidity or unenforceability of any term or provision of this Merger Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions in any other situation or in any other jurisdiction.

Section 4.4 Counterparts. This Merger Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 4.5 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Merger Agreement or in any way affect this Merger Agreement.

Section 4.6 Governing Law. This Merger Agreement, including all matters of construction, validity, interpretation, performance and enforceability and any action, proceeding or counterclaim (whether in contract, tort, equity or otherwise) directly or indirectly arising out of or relating to this Merger Agreement or any of the transactions contemplated by this Merger Agreement or the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

[Signature Page Follows.]

IN WITNESS WHEREOF, Oz Corp and Oz Holding have caused this Merger Agreement to be signed by their respective duly authorized persons as of the date first above written.

OCH-ZIFF HOLDING CORPORATION

By:	/s/ Wayne Cohen
Name: Wayne Cohen
Title: President and Chief Operating Officer

OCH-ZIFF HOLDING LLC

By:	/s/ Wayne Cohen
Name: Wayne Cohen
Title: President and Chief Operating Officer

[Signature Page to Agreement and Plan of Merger of Och-Ziff Holding Corporation and Och-Ziff Holding LLC]